 Exhibit 99.1

Kenon Holdings Reports Q3 2022 Results and Additional Updates

Singapore, November 30, 2022. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2022 and additional updates.

Q3 and Recent Highlights

OPC

•	Financial results:

•	OPC’s net profit in Q3 2022 was $33 million, as compared to a net loss of $33 million in Q3 2021.

•
OPC’s Adjusted EBITDA[2] in Q3 2022 was $28 million, as compared to $38 million in Q3 2021. OPC’s proportionate share in Adjusted EBITDA of CPV associated companies was $50 million in Q3 2022 as compared to $16 million in Q3 2021.

•
As part of a public offering in July 2022 and a private placement in September 2022 of OPC’s ordinary shares, OPC raised aggregate gross proceeds totalling NIS 831 million (approximately $236 million). Kenon participated in the public offering for a total investment of NIS 136 million (approximately $39 million).

ZIM

•
In November 2022, ZIM announced a third quarter 2022 dividend of approximately $354 million, or $2.95 per ordinary share, to be paid in December 2022. Kenon expects to receive $73 million ($70 million net of tax).

•	Financial results[1]:

•	ZIM reported net profit in Q3 2022 of $1.2 billion, as compared to $1.5 billion in Q3 2021.

•	ZIM reported Adjusted EBITDA[2] in Q3 2022 of $1.9 billion, as compared to $2.1 billion in Q3 2021.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended September 30, 2022 was 21% (26% for three months ended September 30, 2021).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated November 30, 2022 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Three Months ended September 30, 2022

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated November 30, 2022 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit (loss); summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC
	OPC
	Israel	U.S.	Total	Israel	U.S.	Total
	Q3 2022			Q3 2021
			$ millions
Revenue	147	16	163	116	17	133
Cost of sales (excluding depreciation and amortization)	107	9	116	75	6	81
Finance (expenses)/income, net	(9)	1	(8)	(86)	(2)	(88)
Share in profit of associated companies, net	-	37	37	-	23	23
Profit/(loss) for the period	9	24	33	(48)	15	(33)
Attributable to:
Equity holders of OPC	9	14	23	(38)	10	(28)
Non-controlling interest	-	10	10	(10)	5	(5)

Adjusted EBITDA	34	(6)	28	36	2	38
Proportionate share of Adjusted EBITDA of associated companies	-	50	50	-	16	16

Revenue

OPC’s revenue increased by $30 million in Q3 2022, as compared to Q3 2021. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a negative impact of $3 million. Set forth below is a discussion of significant changes in revenue between Q3 2022 and Q3 2021.

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff effective February 1, 2022, as published by the EA, was NIS 0.2869 per KW hour, which was approximately 13.6% higher than the weighted-average generation component tariff in 2021 of NIS 0.2526 per KW hour. In April 2022, due to a reduction in excise tax on use of coal and to combat the high cost of living, the EA published a new weighted average generation component tariff effective May 1, 2022 of NIS 0.2764 per KW hour. On August 1, 2022, the electricity tariff was updated to NIS 0.314 per KW hour for the remainder of 2022, being an increase of 13.6% over the tariff published in May 2022.

•
Revenue from sale of energy to private customers – Excluding the impact of exchange rate fluctuations, such revenue increased by $31 million primarily as a result of (i) a $14 million increase reflecting the commencement of virtual supply in September 2021 and (ii) a $17 million increase due to an increase in the generation component tariff.

•
Other revenue in Israel – reflects the commencement of operations of Gnrgy Ltd (“Gnrgy”), which is engaged in the business of charging services for electric vehicles, which generated revenue of $4 million in Q3 2022 compared to nil in Q3 2021.

Cost of Sales (Excluding Depreciation and Amortization)

OPC’s cost of sales (excluding depreciation and amortization) increased by $35 million in Q3 2022, as compared to Q3 2021. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a positive impact of $2 million. Set forth below is a discussion of significant changes in cost of sales between Q3 2022 and Q3 2021.

•
Natural gas and diesel oil consumption – Excluding the impact of exchange rate fluctuations, such cost of sales increased by $11 million primarily as a result of (i) a $6 million increase due to an increase in the generation component and foreign exchange rate movements and (ii) a $5 million increase due to the receipt of compensation in respect of a delay in the commercial operation of Energean in Q3 2021.

•
Expenses for acquisition of energy – Excluding the impact of exchange rate fluctuations, such cost of sales increased by $17 million primarily as a result of (i) a $15 million increase reflecting the commencement of virtual supply in 2021, (ii) a $1 million increase due to the increase in generation component and (iii) a $1 million increase due to lower availability at the OPC-Hadera power plant.

•	Other expenses in Israel – reflects the commencement of operations of Gnrgy, which resulted in costs of sales of $3 million in Q3 2022 compared to nil in Q3 2021.

Finance Expenses, net

Finance expenses, net decreased by $80 million in Q3 2022, as compared to Q3 2021 primarily as a result of a non-recurring $75 million expense due to the early repayment of the OPC-Rotem’s project financing debt in October 2021.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net, consisting of share of results of five of the six operating plants in which CPV3 has interests, increased by $14 million in Q3 2022, as compared to Q3 2021, primarily as a result of higher gas and electricity prices. This, together with improved plant efficiency, contributed to an increase in energy margins which was partially offset by the realization of hedging losses.

As at September 30, 2022, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $878 million and proportionate share of cash and cash equivalents was $14 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange on November 24, 2022 and the convenience English translations furnished by Kenon on Form 6-K on November 25, 2022. OPC’s immediate report, and any information referenced therein, is not incorporated by reference herein.

Liquidity and Capital Resources

As of September 30, 2022, OPC had cash and cash equivalents and deposits of $342 million, restricted cash (used for debt service reserves) of $14 million, and total consolidated indebtedness of $1,021 million, consisting of $38 million of short-term indebtedness and $983 million of long-term indebtedness. As of September 30, 2022, a substantial portion of OPC’s debt was denominated in NIS.

Business Developments

Public offering

As previously reported, in July 2022, OPC issued 9,443,800 ordinary shares of NIS0.01 par value per share to the public. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million). Kenon took part in the issuance and was issued 3,898,000 ordinary shares for a gross amount of NIS 136 million (approximately $39 million).

Private placement

In September 2022, OPC issued 12,500,000 ordinary shares of NIS 0.01 par value per share to qualified investors. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million).

As a result of the public offering and private placement discussed above, Kenon holds approximately 54.7% of the outstanding shares of OPC.

3 CPV means collectively, CPV Power Holdings LP, Competitive Power Ventures Inc., CPV Renewable Energy Company Inc. and CPV Group LP, an entity in which OPC indirectly holds a 70% interest.

ZIM

Announcement of Q3 2022 Dividend, and Revision of its 2022 Guidance

In November 2022, ZIM announced a third quarter 2022 dividend of approximately $354 million, or $2.95 per ordinary share, to be paid in December 2022. Kenon expects to receive $73 million ($70 million net of tax). ZIM also announced its revised full-year 2022 guidance.

Discussion of ZIM’s results for Q3 2022

For the quarter ended September 30, 2022, ZIM’s revenue increased by 3% in Q3 2022 to $3.2 billion, as compared to $3.1 billion in Q3 2021.

ZIM’s net profit was $1.2 billion, as compared to $1.5 billion in Q3 2021. ZIM’s Adjusted EBITDA in Q3 2022 was $1.9 billion, as compared to $2.1 billion in Q3 2021.

ZIM carried 842 thousand TEUs in Q3 2022 representing a 5% decrease as compared to Q3 2021, in which ZIM carried 884 thousand TEUs. The average freight rate in Q3 2022 was $3,353 per TEU, as compared to $3,226 per TEU in Q3 2021.

Qoros

Sale of remaining 12% interest

For information on our agreement to sell our remaining interest in Qoros, and on Qoros’ loan agreements and our pledges and guarantees and the ongoing proceedings, see Kenon’s quarterly report on Form 6-K dated August 31, 2022 and most recent annual report on Form 20-F filed with the SEC.

Additional Kenon Updates

Kenon’s (unconsolidated) liquidity and capital resources

As of September 30, 2022, Kenon’s unconsolidated cash position was $565 million. Kenon expects to receive additional cash of $70 million in December 2022 following payment of ZIM’s Q3 2022 dividend.

Kenon’s unconsolidated cash position includes cash and cash equivalents, and fixed income and other treasury management instruments.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest4) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

4 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These statements include statements relating to ZIM’s revised full-year 2022 guidance and the third quarter 2022 dividend declared by ZIM, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to payment of the dividend declared by ZIM, and future dividend payments and results and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this press release should not be construed as exhaustive. Any forward-looking statements that we make in this press release speak only as of the date of such statements and we caution readers of this press release not to place undue reliance on these forward-looking statements. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628